Mail Stop 6010

July 7, 2006

Paul S. Giordano
President and Chief Executive Officer
Security Capital Assurance Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

> **Re:** **Security Capital Assurance Ltd.**
> **Form S-1, Amendment 3**
> **Filed June 23, 2006**
> **File No. 333-133066**

Dear Mr. Giordano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Summary Combined Financial Information, page 8

1. Your revised disclosure in response to prior comment two does not appear to adequately explain why this non-GAAP financial measure provides more useful information to investors as compared to the corresponding GAAP financial measure. Also, your revised disclosure appears to omit certain information previously requested in our comment. For example, please clarify your

explanation of the utility of the Adjusted Gross Premium financial measure to include the discussion from Item 1 in your response dated June 2, 2006, particularly your planned use of this financial measure to determine employee incentive compensation. In addition, please quantify the impact of changes in this estimate due to prepayments or refundings and explain the difference between up-front premiums written in your reconciliation and the corresponding amounts disclosed in the gross premiums written section of MD&A.

U.S. tax-exempt entities may recognize unrelated business taxable income, page 24

2. We note the revisions pursuant to comment 7, and we reissue the comment in part. Please state the amount of income you earned, during each of the past two years, that is of the type described in the risk factor. Also, identify by name your principal subsidiary or subsidiaries that earn this income.

Use of Proceeds, page 32

3. We note the revision you made pursuant to comment 9. Since you did not state the dollar amount of proceeds you plan to use to pay dividends, we will re-assess our request to include a risk factor addressing this issue after you file an amendment that includes the dollar amount.

Pro Forma Financial Information (Unaudited)

Notes to Pro Forma Financial Information, page 42

4. Consistent with your response to prior comment 11, please expand your disclosures to clarify why certain Transactions Coincident with Formation of SCA and the Offering and Certain Relationships and Related Party Transactions are excluded from the pro forma financial information, including XLI's cancellation of non-financial guaranty business ceded to you.

5. Your revised disclosure in response to prior comment 14 does not appear to provide a complete explanation of the impact that this transfer of business will have on your pro forma balance sheet and statements of operations. Explain the relationship between the pro forma adjustments to revenues and expenses and your basis for concluding that the financial impact, as reflected in the pro forma financial information for 2005 and the first quarter of 2006, will continue in the future. Disclose, and explain to us, why you made no corresponding adjustments to the pro forma balance sheet. Also, you describe these business transfers only as "certain policies." Describe and quantify in greater detail the terms and business purpose for this transfers, so that investors can clearly link these transactions to the corresponding transactions described in the section, Certain Relationships and Related Party Transactions.

6. Please refer to prior comment 15. Your disclosure in footnote (g) omits quantification of reinsurance premium to be paid to XL Capital. Please confirm that these obligations amounted to $7 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 45

Reserves for Losses and Loss Adjustment Expenses, page 46

7. Please include in your amendment the revised disclosure provided to us in response to verbal comments given during our telephone calls on June 30, 2006, July 6, 2006, and July 7, 2006.

Liquidity and Capital Resources

Ceded Reinsurance Recoverables, page 80

8. Please refer to your response to prior comment 22. We were unable to locate your revised disclosure describing the contractual basis for recording reinsurance recoverable associated with your unallocated loss reserves. Please provide this disclosure or tell us where you placed it in your filing.

9. Please refer to your response to prior comment 26. We were unable to locate your revised disclosure of the methods and assumptions used for income recognition on reinsurance contracts here or in your discussion of net premiums earned in results of operations. Please provide this disclosure or tell us where you placed it in your filing.

Voting Rights and Adjustments, page 151

10. We note that although XL Capital will own 65% of your company's common shares after this offering, your Bye-laws provide that XL Capital's voting power will be limited to 47.5% (50.1% for the election of directors), leaving other investors with voting rights that exceed their proportionate share ownership. You have stated to us that the purpose for so limiting XL Capital's voting power was to ensure that XL Capital would be rated separately from XLCA and XLFA. We also note that these preferential voting rights will be eliminated if certain events occur. Please include a risk factor informing investors that the preferential voting rights they will initially have may be eliminated in the future. The risk factor should state the following:

- Shareholders will initially have preferential voting rights, but the preferential voting rights will be eliminated if certain events occur;
- The reason for which XL Capital needed to limit its voting rights: so that it would be rated separately from XLCA and XLFA despite its ownership of 65% of the common shares; and
- A brief description of the events that will cause the preferential voting rights to be eliminated, for example, XL Capital selling its shares or the rating agencies deciding to rate the companies separately without requiring a limitation on XL Capital's voting rights.

11. We note in the second paragraph of this section that the board may limit a shareholder's voting rights "to avoid certain material adverse tax, legal or regulatory consequences." Please provide further detail. Which "material adverse . . . consequences" will limiting shareholder's voting rights enable you to avoid? What notification and procedural steps will the board follow when it decides to limit a shareholder's voting rights? Please also include a risk factor covering this issue.

Duties of Directors, page 155

12. We note the legal analysis you provided in response to comments 5 and 6, and we note you revised the risk factor addressed by those comments so that it no longer states shareholders waive claims. We also note, however, that the last sentence on page 155 states "shareholders waive all claims or rights of action . . . against any of our directors, officers or employees" unless a court finds the individual guilty of any fraud or dishonesty in relation to your company. You include similar disclosure twice on page 158 and once on page II-1. These statements are appropriate only if Bermuda law permits them. Please provide a legal analysis as to how this provision in your Bye-laws is permitted by Bermuda law. Also, include a risk factor discussing this issue.

Certain Tax Considerations, page 162

13. In your response to comment 37, you appear to assert that an opinion is not required for issues that are of an "inherent factual nature." Please explain to us your legal basis for this apparent exception to the opinion requirement. We note that an opinion is by definition more than simply a general discussion of tax law, and the difference between an opinion and a general discussion of tax law is that an opinion applies a company's specific set of facts to the law. Thus, factual matters actually facilitate, not inhibit, an opinion.

If facts are unknown and unascertainable, on the other hand, counsel may state they are "not able to opine" on matters that are dependent upon those facts. In the limited situations for which such a "not able to opine" statement is permissible, counsel must do more than simply make the general statement that the issue is "factual" or of a "factual nature." Counsel must clearly identify the specific factual matters that are unknown and unascertainable.

United Kingdom Taxation, page 163

14. We note that the last sentence of the first paragraph of this section and the last sentence of exhibit 8.3 state the opinion "may not be reproduced, quoted, summarised or relied upon by any other person or for any other purpose" without counsel's express written consent. Please remove from the prospectus and from exhibit 8.3 the language stating it may not be "relied upon." Investors are entitled to rely upon the opinion.

15. We note the revisions pursuant to comment 36. We reissue the comment because it does not appear you have provided counsel's opinion as to whether your company's central management and control is currently exercised in the United Kingdom. We note you state this issue is "wholly a question of fact"; however, since we are requesting an opinion regarding the company's *current* central management and control, the facts are known or readily ascertainable, so it appears counsel can apply the facts to the law to reach an opinion. Please revise. This issue appears to be material since it determines the taxability in the United Kingdom of the earnings of the entire company, as opposed to those of only XLCA-UK.

United States Taxation

Taxation of SCA and its Subsidiaries, page 165

16. We note that whether XLFA is subject to United States corporate income tax and branch profits tax depends in part on whether it is deemed to be engaged in a trade or business in the United States. Please state counsel's opinion as to whether XLFA is currently engaged in a trade or business in the United States. This issue appears to be material since XLFA is one of your two principal subsidiaries.

17. We note "it is uncertain whether the Bermuda Treaty applies to other income [referring to income other than premium income] such as investment income." Please provide counsel's opinion as to whether the Bermuda Treaty applies to such "other income." In view of the uncertainty to which you refer, we will not object if counsel provides a "should" opinion rather than a "will" opinion, as long as counsel describes the reason for the uncertainty and the alternative tax consequences that would arise if the "should" opinion is incorrect.

18. We note "XLFA believes that it is eligible for benefits under the Bermuda Treaty, although no assurance can be given in this regard because of the factual and legal

uncertainties regarding the residency and citizenship of the direct and indirect shareholders of a public company, such as SCA." Since XLFA is one of your company's principal subsidiaries, XLFA's taxation appears to be material to investors.

- We note more than 50% of a company's shares must be held by individual residents of the United States or Bermuda or U.S. citizens for the company to be eligible for benefits under the Bermuda Treaty. Given that XLFA is owned by corporations and not *individual* residents (and SCA will also be majority owned by a corporation), please discuss how this 50% rule is applied in XLFA's situation. For example, does the rule depend on the ultimate, natural-person shareholders who own the parent companies, or are the parent companies themselves considered the shareholders for applying the 50% rule? If the parent companies themselves are considered the shareholders, it would appear counsel could readily ascertain whether the 50% rule is satisfied with respect to XLFA. Please also provide similar information regarding the discussion on pages 168-169 entitled "The RPII CFC Provisions."
- Since the uncertainties relate to the shareholder criterion for eligibility under the Bermuda Treaty, please provide counsel's opinion as to whether XLFA currently satisfies the second, use-of-income criterion.

19. Please state counsel's opinion as to whether XLFA is engaged in the conduct of an insurance business in the United States for purposes of determining whether it will be required to pay taxes on its "effectively connected net investment income." Alternatively, if these taxes would be immaterial even if they were imposed, disclose that fact, along with an explanation of how you reached the conclusion that they would be immaterial.

20. Please state the amount, for each of the past two fiscal years, of XLFA's income that would be subject to United States income tax for certain "fixed and determinable annual or periodic gains, profits and income" derived from United States sources. This amount is material information because, based on the tax discussion, it appears to be the minimum amount of XLFA's income that would be subject to United States taxation.

21. We note SCA believes XLCA's reinsurance contracts with XLFA are written on arm's-length terms. Please provide counsel's opinion as to whether XLCA's reinsurance contracts with XLFA are written on arm's-length terms, or provide us with an analysis explaining why this issue is not material.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Frank Wyman at (202) 551-3660 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

        Sincerely,

        Jeffrey Riedler
        Assistant Director

cc: Michael A. Becker, Esq.
  Cahill Gordon & Reindel LLP
  80 Pine Street
  New York, New York 10005